UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
PartnerRe Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G6852T105
(CUSIP Number)

Toby Myerson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,725,726 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 4,725,726 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,726 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,201,062 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,201,062 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,062 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 4 of 6

This Amendment No. 2 to Schedule 13D (this “Second Amendment”) is filed by and on behalf of EXOR S.p.A. (“EXOR”), a società per azioni organized under the laws of the Republic of Italy and EXOR S.A. (“EXOR Luxembourg” and together with EXOR, the “Reporting Persons”), a corporation organized under the laws of Luxembourg, to amend the Schedule 13D related to common shares, par value $1.00 per share (the “Common Shares”) of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), previously filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 15, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 9, 2015 (the “First Amendment”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the First Amendment. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.  Identity and Background

Item 2 is hereby amended by restating Schedule A as set forth in Schedule A hereto.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 10, 2015, the Issuer issued a press release announcing that the Special Meeting originally scheduled for July 24, 2015, will be postponed until August 7, 2015.

On July 20, 2015, EXOR sent the Issuer a letter extending the expiration of the EXOR Binding Offer until August 11, 2015, and containing a further amended copy of the Merger Agreement signed by the EXOR parties thereto (the “Third Amended Merger Agreement”).  A copy of this letter, which includes the Third Amended Merger Agreement, is included as Exhibit 99.8 to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibits

99.8	Binding Offer Extension Letter, dated July 20, 2015, from EXOR S.p.A. to PartnerRe Ltd.’s Board of Directors (filed herewith)

CUSIP No. G6852T105	SCHEDULE 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EXOR S.p.A.

By:	/s/ John Elkann
Name: John Elkann
Title: Chairman and Chief Executive Officer

EXOR S.A.

By:	/s/ Marco Benaglia
Name: Marco Benaglia
Title: Chief Operating Officer

Dated: July 20,  2015

SCHEDULE A

This Schedule A shall be deemed to amend and restate Schedule A in its entirety:

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of EXOR S.p.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o EXOR S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME AND POSITION WITH EXOR	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer
Managing Partner and Chairman Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; Chairman Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman Italiana Editrice S.p.A., Via Lugaro 15, 10126 Turin, Italy; Non-executive Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036; Vice Chairman Fondazione Giovanni Agnelli Via Nizza 250, 10126 Turin, Italy; Chairman C&W Group, Inc., 1290 Avenue Of The Americas New York, NY, 10104 USA.
Italian citizen

Sergio Marchionne Vice Chairman
Chief Executive Officer Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman and CEO FCA US LLC, 1000 Chrysler Dr., Auburn Hills, MI, USA; Chairman CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; Chairman and CEO FCA Italy S.p.A., Corso Agnelli 200, 10135 Turin, Italy; Chairman Ferrari S.p.A. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman FPT Industrial S.p.A. Via Puglia 15, 10156 Turin, Italy; Director Philip Morris International Inc, 120 Park Avenue, New York, NY 10017 New York, USA; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy.
Dual Canadian and Italian citizen

Alessandro Nasi Vice Chairman
President Specialty Vehicles and Coordinator of the Group Executive Council CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.
Italian citizen

Andrea Agnelli Director
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Route de St-Cergue 9, 1260 Nyon, Switzerland.
Italian citizen

Vittorio Avogadro di Collobiano Director	Vice President Eni Midstream responsible for Small Scale LNG Business Development & Affiliates Business Coordination, Piazza Ezio Vanoni 1, 20097 San Donato Milanese (Milan) Italy.	Italian citizen

Giovanni Chiura Independent Director	Chief Financial Officer and Board Member Sorgenia S.p.A., Via Via Vincenzo Viviani 12 - 20124 Milan, Italy; Director Tirreno Power, Via Barberini 47, 00100 Rome, Italy.	Italian citizen

Ginevra Elkann Director
President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Ruffini 2/A – 00195 Rome, Italy; President Good Films S.r.l., Via Ruffini 2/A scala C – 00195 Rome, Italy; Founder Good Short Films, Via Ruffini 2/A scala C – 00195 Rome, Italy; member of Christie’s Advisor Board, 20 Rockefeller Plaza, New York, NY 10020, USA; member of the Acquisition Committee and Executive Committee for the Cartier Foundation, 261, Boulevard Raspail – 75014 Paris, France; member of the Advisory Board of UCCA, via dei Monti di Pietralata, 16 – 00157 Rome, Italy; member of the Advisory Board of Beijing, 8/F, Digital Beijing Building, Beichen West Road, Chaoyang District, Beijing, PRC 100013, China; member of the Advisory Board of the American Academy of Rome, Via Angelo Masina 5 - 00153, Rome, Italy.
Italian citizen

Annemiek Fentener Van Vlissingen Independent Director
Chairman SHV Holdings, Rijnkade 1, 3511 LC Utrecht, The Netherlands; member of the Supervisory Board of Heineken NV,  PO Box 28, 1000 AA Amsterdam, The Netherlands; member of the Supervisory Board of Utrecht University Hospital Heidelberglaan 100, 3584 CX Utrecht, The Netherlands; member of the Supervisory Board of Lhoist, Rue Charles Dubois 28, B - 1342 Limelette, Belgium.
The Netherlands citizen

Mina Gerowin Independent Director	Director CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK.; Director LAFARGE S.A., 61 Rue des Belles Feuilles , 75116 Paris, France.	U.S. citizen

Jae Yong Lee Independent Director	Vice Chairman Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-965).	Korean citizen

Antonio Mota de Sousa Horta-Osorio Independent Director
Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK; non-executive Director of Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal; CBI President’s Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, UK; Governator of the London Business School, Regent's Park, London NW1 4SA, UK; Chairman of the Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, UK.
Portugal citizen

Lupo Rattazzi Director
Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù 49, 00186 Rome, Italy; Director Coeclerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.
Italian citizen

Robert Speyer Independent Director
President and Co-Chief Executive Officer of Tishman Speyer, Rockefeller Center, 45 Rockefeller Plaza, New York, New York 10111, USA; Chairman of the Real Estate Board of New York, 570 Lexington Avenue, 2nd Floor, New York, New York 10022, USA; Chairman of the Advisory Board of the Mayor’s Fund to Advance New York City, 253 Broadway, 6th Floor, New York, New York 10007, USA; Co-Chairman of the Construction Committee of the St. Patrick’s Cathedral Landmark Foundation; member of the Board of Trustees of New York-Presbyterian Hospital, USA; member of the International Advisory Board of Beijing University, No.5 Yiheyuan Road Haidian District, Beijing, P.R.China 100871; member of the International Advisory Board of Fudan University School of Management, 670, Guo Shun Road, Shanghai 200433, China.
U.S. citizen

Michelangelo Volpi Independent Director
Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA; Director Sonos Inc, 223 E. De La Guerra, Santa Barbara, CA 93101, USA; Director Soundcloud Limited, Rheinsberger Str. 76/77, 10115 Berlin, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd. Palo Alto, CA 94303 USA; Director Wealthfront Inc. 541 Cowper St. Palo Alto, CA 94301, USA; Director Elasticsearch, 800 West El Camino Real, Suite 350 Mountain View, California 94040, USA; Director NumberFour AG Berlin, Germany.
Italian citizen

Ruth Wertheimer Independent Director	Founder, Owner and Chairwoman of 7-Main, 16 Shenkar Arie Herzliya, Israel; Board Member of the Wertheimer Company Ltd, Israel.	Dual Israel and Germany citizen

Giovanni Agnelli e C. S.a.p.az

Giovanni Agnelli e C. S.a.p.az (“GA”) is a limited partnership represented by shares (Societa’ in Accomandita per Azioni) and, as of the date of this Schedule 13D, is in control of EXOR. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Via Nizza, 250, Turin, Italy.

Set forth below are the names, business address, present principal occupation or employment of each managing partner of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli e C. S.a.p.az Via Nizza, 250—10126 Turin (Italy).

NAME AND POSITION WITH GA	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP

John Elkann Managing Partner and Chairman	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda General Partner
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; Chairman EXOR S.A. Boulevard Royal 22-24, L-2449 Luxembourg; Director YAFA S.p.A., Corso Vittorio Emanuele II, 72 10121 Turin, Italy.
Italian citizen

Alessandro Nasi General Partner	See above in this Schedule A.	Italian citizen

Andrea Agnelli General Partner	See above in this Schedule A.	Italian citizen

Luca Ferrero Ventimiglia General Partner	General Partner of Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.	Italian citizen

Maria Sole Agnelli General Partner	Chairman Fondazione Giovanni Agnelli, via Nizza 250, 10126 Turin, Italy.	Italian citizen

Gianluigi Gabetti General Partner
Director Banca del Piemonte, Via Cernaia 7, 10121 Turin, Italy; Director Fondazione Giovanni Agnelli, Via Nizza 250, Turin, Italy; Member Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; Chairman Associazione Lingotto Musica, via Nizza n. 262/73, 10126 Turin, Italy; Life Trustee Museum of Modern Art, 11 West 53 Street, New York, NY 10019; Member of the Executive Committee of The Council for the United States and Italy, Piazzale Flaminio 19, 00196 Rome; Italy.
Italian citizen

Gianluca Ferrero General Partner
Secretary of the Board of Directors of EXOR S.p.A., Via Nizza 250, 10126 Turin, Italy; Chairman of the Statutory Auditors’ Board Luigi Lavazza S.p.A., Corso Novara 59, 10154 Turin, Italy; Chairman of the Statutory Auditors’ Board Biotronik Italia S.p.A., Via delle Industrie 11, 20090 Vimodrone-Milan, Italy; Chairman of the Statutory Auditors’ Board Italia Independent Group S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Chairman of the Statutory Auditors’ Board Italia Independent S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Member of the Statutory Auditors’ Board Fenera Holding S.p.A., Corso Matteotti 26, 10121 Turin, Italy; Member of the Statutory Auditors’ Board Alberto Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Emilio Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Limoni S.p.A., Via Agnello 12, 20121 Milan, Italy; Member of the Statutory Auditors’ Board Gabriel Fiduciaria S.r.l. Via del Carmine n. 10, Turin, Italy; Vice Chairman Banca del Piemonte S.p.A., Via Cernaia 7, 10121 Turin, Italy; Director ACB Group S.p.A., Via Lanzone 31, 20123 Milan, Italy; Chairman FINCANTIERI S.p.A. Via Genova 1, 34121 Genoa, Italy.
Italian citizen

EXOR S.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of EXOR S.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o EXOR S.A., 22-24 Boulevard Royal, L-2449 Luxembourg.

NAME AND POSITION WITH EXOR S.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Tiberto Brandolini d’Adda Chairman	See above in this Schedule A.	Italian citizen

Christian Billon Director	Secretary General, Administration des Biens de S.A.R. le Grand-Duc, 15 rue du Marché aux Herbes – L – 1728 Luxembourg.	Luxembourg citizen

Mario Bonaccorso Director
Managing Director EXOR S.p.A. Via Nizza 250, 10126 Turin, Italy; Board Member C&W GROUP Inc. 1290 Avenue of the Americas, 10104, New York, NY, USA; Board Member Banijay Holding Sas, 5 Rue Francois 1er, 75008, Paris, France; Board Member Banca Leonardo Via Broletto 46, 20121 Milan, Italy.
Italian citizen

Tom Loesch Director	Avocat, 6D, route de Trèves, L-2633 Senningerberg, Luxembourg.	Luxembourg citizen

Carlo Schlesser Director	-	Luxembourg citizen

Enrico Vellano Director
Chief Financial Officer EXOR S.p.A. via Nizza 250, 10126 Turin, Italy; Director Almacantar Ltd. 3 Quebec Mews, W1H 7NX London, UK; Director Juventus Football Club S.p.A. Corso G. Ferraris 32, 10128 Turin, Italy; Director Arenella Immobiliare S.r.l. via Nizza 250, 10126 Turin, Italy; Director EMITTENTI TITOLI S.p.A. Via S. Maria Segreta 6, 20123 Milan, Italy; Director C&W Group Inc. 1290 Avenue of the Americas, New York NY 10104, USA; Vice Chairman and Director EXOR Inc. c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 110, Plainview, NY 11803, USA; Chairman EXOR SN LLC c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 110, Plainview, NY 11803, USA.
Italian citizen

Marco Benaglia Chief Operating Officer
Director EXOR N.V., Claude Debussylaan 24, NL-1082 MD Amsterdam, The Netherland; Director Pillar Ltd, Cumberland House 9th Floor, Victoria Street 1, Hamilton HM 11, Bermuda; Director EXOR Capital Ltd, Grand Canal Square 2, Grand Canal Harbour, 2, Dublin, Ireland; Director and Treasurer ANCOM (USA) Inc. c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 1110, Plainview, NY 11803, USA; Chief Financial Officer EXOR SN LLC c/o Citrin Cooperman 131 Sunnyside Boulevard Suite 1110, Plainview, NY 11803, USA.
Italian citizen